# EDGAR Submission Header Summary

| | |
|---|---|
| **Submission Type** | 8-K |
| **Live File** | on |
| **Return Copy** | on |
| **Submission Contact** | Victoria A. Faw |
| **Submission Contact Phone Number** | 304-769-1112 |
| **Exchange** | NASD |
| **Confirming Copy** | off |
| **Filer CIK** | 0000726854 |
| **Filer CCC** | xxxxxxxx |
| **Period of Report** | 02/25/09 |
| **Item IDs** | 5.02 |
| | 8.01 |
| **Notify via Filing website Only** | off |
| **Emails** | vikki.faw@cityholding.com |

## Documents

| | |
|---|---|
| **8-K** | **form8-k.htm** |
| | **CHCO Form 8-K, NEO Compensation and Incentive Payments** |
| **GRAPHIC** | **chcologo.jpg** |
| | **CHCO logo** |
| **8-K** | **submissionpdf.pdf** |
| | **Printable copy of CHCO Form 8-K, NEO Compensation and Incentive Payments** |

## Module and Segment References

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C., 20549**

# FORM 8-K

### CURRENT REPORT
**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of Earliest Event Reported)
**February 25, 2009**



### CITY HOLDING COMPANY
**(Exact Name of Registrant as Specified in its Charter)**

**Commission File Number: 0-11733**

| **West Virginia** | **55-0619957** |
|---|---|
| (State or Other Jurisdiction of | (I.R.S. Employer |
| Incorporation or Organization) | Identification No.) |

**25 Gatewater Road, Cross Lanes, WV 25313**
(Address of Principal Executive Offices, Including Zip Code)

**304-769-1100**
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

## Section 5 – Corporate Governance and Management

**Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

The Compensation Committee recommended, and the Board of Directors of City Holding Company (the "Company") approved, on February 25, 2009, the 2009 salary and 2008 bonus and incentive compensation for the Company's executive officers, including the Company's principal executive officer and the Company's principal financial officer.  The schedule below indicates the 2009 salary for each of the Company's executive officers.

| Name | Title | 2009 Base Salary |
|---|---|---|
| Charles R. Hageboeck | President & CEO (Principal Executive Officer) | $  415,000 |
| David L. Bumgarner | Senior Vice President, Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer) | $  172,500 |
| Craig G. Stilwell | Executive Vice President, Retail Banking | $  245,000 |
| John A. DeRito | Executive Vice President, Commercial Banking | $  205,000 |
| John W. Alderman III | Senior Vice President and Chief Corporate Counsel | $  173,500 |

The schedule set forth below indicates the 2008 bonus and incentive compensation for each of the Company's executive officers:

| Name | 2008 Incentive Compensation | 2008 Bonus | Total Incentive and Bonus |
|---|---|---|---|
| Charles R. Hageboeck | $  ---------- | $  ---------- | $  ---------- |
| David L. Bumgarner | $  24,707 | $  ---------- | $  24,707 |
| Craig G. Stilwell | $  ---------- | $  10,000 | $  10,000 |
| John A. DeRito | $  63,531 | $  ---------- | $  63,531 |
| John W. Alderman III | $  21,208 | $  ---------- | $  21,208 |

## Section 8 – Other Events

**Item 8.01 Other Events.**

On February 25, 2009, the Company's Board of Directors, based upon the recommendation of its Compensation Committee, approved an award of $16,000 of Company Common Stock, par value $2.50, to each non-employee director of the Company on December 31, 2008.  The market price on the date of grant, February 25, 2009, was $26.62 per share.

## Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>February 26, 2008</u>     **City Holding Company**

By: /s/ David L. Bumgarner
    David L. Bumgarner
    Senior Vice President, Chief Financial Officer
    and Principal Accounting Officer
    (Principal Accounting Officer)